    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1998
                                                      REGISTRATION NO. 333-53717
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             NATIONAL-OILWELL, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                       76-0475815
      (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                      Identification Number)

                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                                 (713) 960-5100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------

                         RICHARD L. LIONBERGER, ESQUIRE
                       VICE PRESIDENT AND GENERAL COUNSEL
                                5555 SAN FELIPE
                              HOUSTON, TEXAS 77056
                                 (713) 960-5100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             DAVID R. KING, ESQUIRE
                          MORGAN, LEWIS & BOCKIUS LLP

                               1701 MARKET STREET


                     PHILADELPHIA, PENNSYLVANIA 19103-2921

                                 (215) 963-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering: [ ]
------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

PROSPECTUS

                       OFFER TO EXCHANGE ALL OUTSTANDING
                          6 7/8% SENIOR NOTES DUE 2005
                  ($150,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                   FOR 6 7/8% SENIOR NOTES DUE 2005, SERIES B
                                       OF

                             NATIONAL-OILWELL, INC.


    The Exchange Offer and withdrawal rights will expire at 5:00 p.m., New York
City time on January   , 1999 (as such date may be extended, the "Expiration
Date").


    National-Oilwell Inc. ("National-Oilwell" or the "Company") hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 6 7/8% Senior Notes due July 1, 2005, Series B (the "Exchange Notes"), for each $1,000 principal amount of its outstanding 6 7/8% Senior Notes due July 1, 2005 (the "Old Notes" and together with the Exchange Notes, the "Notes") of which an aggregate principal amount of $150,000,000 is outstanding. See "The Exchange Offer."

    The Company will accept for exchange pursuant to the Exchange Offer any and all Old Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any amount of the Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company, and to the terms and provisions of the Registration Rights Agreement (as defined below). See "The Exchange Offer."

    The Old Notes were issued in a transaction (the "Offering") pursuant to which the Company issued an aggregate of $150,000,000 principal amount of the Old Notes. The Old Notes were sold by the Company to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and Morgan Stanley & Co. Incorporated (the "Initial Purchasers") on June 26, 1998 (the "Closing Date") pursuant to a Purchase Agreement, dated June 23, 1998 (the "Purchase Agreement") among the Company and the Initial Purchasers. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company and the Initial Purchasers also entered into the Registration Rights Agreement dated as of June 26, 1998 (the "Registration Rights Agreement"), pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer -- Purpose and Effect."


    The Notes are senior, unsecured obligations of the Company and rank pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the Company. At September 30, 1998, such other unsecured and unsubordinated indebtedness consisted of borrowings in an aggregate principal amount of $74.7 million under the Company's senior credit facility maintained with a group of lenders. The Old Notes were, and the Exchange Notes will be, issued under the Indenture, dated as of June 26, 1998 (the "Indenture"), between the Company and The Bank of New York, as trustee (in such capacity, the "Trustee"). The Bank of New York is acting as Exchange Agent in connection with the Exchange Offer (in such capacity, the "Exchange Agent").



    The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of Exchange Notes will not be entitled to the additional interest payable in certain events under the terms of the Registration Rights Agreement in respect of any Old Notes (the "Additional Interest") and (iii) holders of Exchange Notes will not be, and upon the consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to certain other rights under the Registration Rights Agreement intended for the holders of unregistered securities; provided, however, that the Registration Rights Agreement provides that (i) if, because of any changes in law, rules or regulations of the Securities and Exchange Commission (the "Commission") or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer, (ii) if for any other reason the Registration Statement of which this Prospectus is a part was not declared effective by November 23, 1998 or the Exchange Offer is not consummated by December 23, 1998, (iii) if a holder is advised by counsel that it is not permitted by Federal securities laws or Commission policy to participate in the Exchange Offer or does not receive Exchange Notes that are fully tradeable pursuant to the Exchange Offer without restriction or limitation as to holding period or volume or (iv) upon the request of the Initial Purchasers acquiring a majority of the initial aggregate principal amount of the Old Notes (but only with respect to any Old Notes which the Initial Purchasers acquired directly from the Company), the Company is required to file a shelf registration statement pursuant to Rule 415 under the Securities Act generally for the benefit of such holder of Old Notes (the "Shelf Registration Statement"), and such holders will be entitled to receive Additional Interest following the occurrence of certain defined events of default in connection with the filing of such Shelf Registration Statement. Notwithstanding the fact that the Registration Statement of which this Prospectus is a part was not declared effective by November 23, 1998 and the fact that the Exchange Offer is not scheduled to be consummated until after December 23, 1998, the Company intends to complete the Exchange Offer because the Company believes that it is more favorable to the holders of the Old Notes for the Company to do so rather than file the Shelf Registration Statement. The Company will, if necessary, seek a formal amendment of the Registration Rights Agreement, which would require approval by holders of a majority of the Old Notes outstanding. The Exchange Offer shall be deemed consummated upon the occurrence of written or oral notice by the Company to the Exchange Agent that it has accepted validly tendered Old Notes for exchange and the delivery by the Company to the Trustee of Exchange Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that were validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights" and "-- Procedures for Tendering Old Notes" and "Description of Exchange Notes."

                                                        (continued on next page)
                             ---------------------


 SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN RISKS THAT
                                 HOLDERS SHOULD
                   CONSIDER IN EVALUATING THE EXCHANGE OFFER.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
       COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND
              EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
UPON
                     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

               The date of this Prospectus is December   , 1998.

     The Exchange Notes will bear interest at a rate equal to 6 7/8% per annum from and including their date of issuance. Interest on the Exchange Notes is payable semiannually on January 1 and July 1 of each year (each, an "Interest Payment Date"). Holders whose Old Notes are accepted for exchange will have the right to receive unpaid interest accrued thereon from the date of their original issuance to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue on the day prior to the issuance of the Exchange Notes. The Exchange Notes will mature on July 1, 2005. See "Description of Exchange Notes -- General."


     The Exchange Notes may be redeemed, in whole or in part, at the option of the Company at any time prior to maturity upon payment of the principal amount thereof, together with unpaid interest accrued to the redemption date and a "Make-Whole Premium" as defined herein. See "Description of the Exchange
Notes -- Redemption."

     Based on interpretation of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act,
(i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, (ii) will not be able to tender the Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes, unless such sale or transfer is made pursuant to an exemption from such requirements. The Company does not intend to seek its own no-action letter, and there is no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Notes as it has in such no action letter to third parties.

     Each holder of the Notes who wishes to exchange the Notes for the Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of Company nor a broker-dealer tendering Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it shall be acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any Initial Purchaser or other broker-dealer which makes a market in the Old Notes and exchanges Old Notes in the Exchange Offer for Exchange Notes (a "Participating Broker-Dealer") must deliver a prospectus meeting the requirements of the Securities Act. The staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with this prospectus. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of Exchange Notes received in exchange for Old Notes acquired by such Participating Broker-Dealers for their own account as a result of market-making or other trading activities.

     The Company will not receive any proceeds from the Exchange Offer, but, pursuant to the Registration Rights Agreement, the Company will bear certain registration expenses. No underwriter is being utilized in connection with the Exchange Offer.

     The Old Notes were issued originally in global form (the "Global Old Note"). The Global Old Note was deposited with, or on behalf of, The Depository Trust Company ("DTC"), as the initial depository with respect to the Old Notes (in such capacity, the "Depositary"). As of the date of this Prospectus, Cede & Co., nominee for DTC, was the sole registered holder of the Old Notes. Beneficial interests in the Global Old Note are shown on, and transfers thereof are effected only through, records maintained by the Depositary and its participants. The use of the Global Old Note to represent certain of the Old Notes permits the Depositary's participants, and anyone holding a beneficial interest in an Old Note registered in the name of such a participant, to transfer interests in the Old Notes electronically in accordance with the Depositary's established procedures without the need to transfer a physical certificate. Except as provided below, the Exchange Notes will also be issued initially as a note in global form (the "Global Exchange Note," and together with the Global Old Note, the "Global Notes") and deposited with, or on behalf of, the Depositary.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Disclosure Regarding Forward-Looking Statements.............    1
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
Prospectus Summary..........................................    3
Risk Factors................................................   11
The Exchange Offer..........................................   15
Capitalization..............................................   23
National-Oilwell, Inc. and Subsidiaries Selected
  Consolidated Financial Data...............................   24
Business....................................................   26
Management..................................................   31
Description of Exchange Notes...............................   34
Certain United States Federal Income Tax Consequences to
  Holders of Exchange Notes.................................   42
Plan of Distribution........................................   44
Legal Matters...............................................   45
Experts.....................................................   46


                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains or has incorporated by reference, statements that are not historical facts or statements of current condition and are forward-looking statements. Such statement may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "forecasts," "estimates," "plans," "continues," "may," "will," "should," "anticipates," or "intends," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Such statements address, among other things, statements under "Prospectus Summary" and "Risk Factors" as well as in the Prospectus generally. Although National-Oilwell believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from National-Oilwell's expectations are disclosed under "Risk Factors" and in this Prospectus generally, as well as in the documents incorporated by reference herein. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. The Company disclaims any obligation or intent to update any such factors or forward-looking statement to reflect future events or developments.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirement of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspect at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information regarding the Company can be inspected at the offices of the New York Stock Exchange, 22 Broad Street, New York, New York 10006. The Commission maintains a web site that contains all information filed electronically. The address of the Commission's web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are incorporated by reference herein:

          (i) Annual Report on Form 10-K for the year ended December 31, 1997;


          (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; and


          (iii) Current Report on Form 8-K filed on June 17, 1998, as amended by a Form 8-K/A filed on August 17, 1998.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to consummation of the Exchange Offer shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     THE COMPANY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES. WRITTEN OR ORAL REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE COMPANY TO THE ATTENTION OF M. GAY MATHER, MANAGER, INVESTOR RELATIONS, NATIONAL-OILWELL, INC., 5555 SAN FELIPE, HOUSTON, TEXAS 77056 (TELEPHONE (713) 960-5422). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY JANUARY   , 1999.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Prospective investors should also review carefully the information set forth under "Risk Factors."

     Unless the context otherwise requires, (i) all references to "National-Oilwell" or the "Company" are to National-Oilwell, Inc. and its subsidiaries, and (ii) all references to activities of, and financial information with respect to, National-Oilwell are presented on a combined basis, including with respect to periods prior to the consummation of the September 25, 1997 business combination (the "Dreco Combination") with Dreco Energy Services Ltd. ("Dreco").

                                  THE COMPANY

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery, equipment and downhole products used in oil and gas drilling and production, as well as in the distribution to the oil and gas industry of maintenance, repair and operating products. The Company manufactures and assembles drilling machinery, including drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of drilling rigs, as well as masts, derricks, substructures and cranes. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. The Company estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) manufactured in the last twenty years utilize drawworks, mud pumps and other drilling machinery components manufactured by the Company.

     As a result of the Dreco Combination, National-Oilwell expanded its machinery and equipment capabilities and added a business segment that designs and manufactures drilling motors and specialized drilling tools for rent and for sale. Drilling motors are essential components of systems for horizontal, directional, extended reach and performance drilling. Drilling tools include drilling jars, shock tools and other specialized products.

     The Company also provides distribution services through its network of approximately 120 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for National-Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, the Company's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support.

     Over the last fifteen years, much of the demand for capital equipment has been satisfied from the large surplus of equipment built during the late seventies and early eighties. The Company believes that the surplus has been reduced substantially over this period, especially for higher capacity equipment for which National-Oilwell is a leading supplier. Shortages of equipment caused orders for new equipment to increase dramatically through the end of 1997, also causing backlog to increase. Since March 31, 1998, however, new orders received have been less than shipments, causing backlog to decline. Based on current uncertainties regarding the price of oil, backlog and revenues for the Company's Products and Technology segment are expected to decrease further and will remain under pressure until the outlook for energy improves. Each of the Company's business segments is affected by volatility in the price of oil and gas and other factors. See "Risk Factors."

     National-Oilwell believes that reasonably anticipated demand for the Company's capital equipment in 1998 and 1999 can be met without significant incremental capital expenditures by the Company's continuing focus on process improvement and through the combined capabilities available after the Dreco Combination.

     National-Oilwell is incorporated in Delaware, with its principal executive offices located at 5555 San Felipe, Houston, Texas 77056, and its telephone number is (713) 960-5100.

                              RECENT DEVELOPMENTS


     On November 9, 1998, the Company announced the signing of a definitive agreement to acquire the business of DOSCO, a major Canadian oilfield distribution supplier, in exchange for 3.0 million shares of National-Oilwell common stock and a $10.0 million (Canadian) short-term note. The transaction, which is subject to a due diligence process and certain regulatory approvals, will be accounted for under the purchase method of accounting.


                               BUSINESS STRATEGY

     National-Oilwell's current business strategy is to enhance its market positions and operating performance by:

          Leveraging Its Installed Base of Higher Capacity Drilling Machinery and Equipment. National-Oilwell believes its market position presents substantial opportunities to capture a significant portion of expenditures for the construction of new, higher capacity drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. The Company believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater depths and extended reach, will generate the demand for new equipment, especially in the higher capacity end of the market. National-Oilwell's larger drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

          Expanding Its Downhole Products Business. National-Oilwell believes that the strengthened marketing and distribution capabilities resulting from the Dreco Combination provide an opportunity for growth in the rental and sale of high-performance drilling motors and downhole tools, especially for use in directional, horizontal, extended reach and other value-added drilling applications.

          Building on Distribution Strengths and Alliance/Outsourcing Trends. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. National-Oilwell believes that it is well-positioned to provide these services as a result of its (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas in the United States and Canada, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and (iv) integrated information and process systems that enhance procurement, inventory management and logistics activities. In addition, the strategic integration of National-Oilwell's distribution expertise, extensive distribution network and growing base of customer alliances may provide an increased opportunity for cost-effective marketing of National-Oilwell's manufactured parts and equipment.


          Continuing to Make Acquisitions that Enhance Its Product
     Line. National-Oilwell believes that the oilfield service and equipment industry will continue to experience consolidation as businesses seek to align themselves with other market participants in order to gain access to broader markets and become affiliated with integrated product offerings, and National-Oilwell plans to participate in this trend. During 1997, the Company made three acquisitions, including the Dreco Combination, which have enabled the Company to provide a more complete rig package to its customers. To date in 1998, the Company has completed the acquisitions of Speciality Tools Ltd., a company that designs and engineers downhole tools for thru-tubing applications, Versatech International Ltd., a company engaged in the manufacture of coiled tubing tools and equipment, Phoenix Energy Products Holdings, Inc. ("Phoenix"), a company that manufactures and sells several lines of products that are complementary to those of National-Oilwell, including fluid end expendable products, solid control equipment and pipe handling tools, and Roberds-Johnson Industries, Inc. ("RJI"), a company that manufactures and fabricates a broad range of equipment and products used on offshore and land drilling rigs.

                           ISSUANCE OF THE OLD NOTES

     The Old Notes were sold to the Initial Purchasers on June 26, 1998 pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act and other available exemptions under the Securities Act. In connection with such sale, the Company and the Initial Purchasers also entered into the Registration Rights Agreement pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer -- Purpose and Effect." Capitalized terms used but not defined in this Prospectus Summary are defined elsewhere in the Prospectus.

                               THE EXCHANGE OFFER

The Exchange Offer.........  The Company is offering upon the terms and subject to the conditions set forth herein to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of the outstanding Old Notes. As of the date of this Prospectus, $150 million in aggregate principal amount of the Old Notes is outstanding. As of the date of this Prospectus, there is one registered holder of the Old Notes, Cede & Co., nominee for DTC, which holds the Old Notes for its participants. See "The Exchange Offer -- Terms of the Exchange Offer." The terms of the Exchange Notes are identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Old Notes for which they may be exchanged, except as described under "Prospectus Summary -- Termination of Certain Rights." See "The Exchange Offer."


Expiration Date............  5:00 p.m., New York City time, on January   , 1999
                             as the same may be extended. See "The Exchange
                             Offer -- Expiration Date; Extensions; Amendments."


Conditions of the Exchange
Offer......................  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, including that (i) the Exchange Offer, or the making of an exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the Commission and (ii) no action or proceeding is instituted or threatened that would be reasonably likely to materially impair the ability of the Company to proceed with the Exchange Offer. The Company expects that the foregoing conditions will be satisfied. All such conditions may be waived by the Company. See "The Exchange Offer -- Conditions of the Exchange Offer."

Termination of Certain
Rights.....................  Pursuant to the Registration Rights Agreement and
                             the Old Notes, holders of Old Notes have rights to receive Additional Interest upon certain events, which Additional Interest may not exceed .25% per annum, and have certain rights intended for the holders of unregistered securities. Holders of Exchange Notes will not be and, upon consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to (i) the right to receive the Additional Interest or (ii) certain other rights under the Registration Rights Agreement intended for holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the occurrence of written or oral notice by the Company to the Exchange Agent that it has accepted validly tendered Old Notes for exchange and the delivery by the Company to the Trustee of Exchange Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that were tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights" and "Procedures for Tendering Old Notes."


Shelf Registration.........  Under the Registration Rights Agreement, the
                             Company is required to file a Shelf Registration Statement pursuant to Rule 415 under the Securities Act covering Old Notes (the "Shelf Registration") if (i) because of any changes in law, Commission rules or regulations or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer, (ii) if for any other reason the Registration Statement of which this Prospectus is a part was not declared effective by November 23, 1998 or the Exchange Offer is not consummated by December 23, 1998,
                             (iii) if a holder is advised by counsel that it is not permitted by Federal securities laws or Commission policy to participate in the Exchange Offer or does not receive Exchange Notes that are fully tradeable pursuant to the Exchange Offer without restriction or limitation as to holding period or volume or (iv) upon the request of the Initial Purchasers acquiring a majority of the initial aggregate principal amount of the Old Notes (but only with respect to any Old Notes which the Initial Purchasers acquired directly from the Company). The Company is required to use its reasonable best efforts to cause any Shelf Registration to be declared effective under the Securities Act as promptly as practicable but no later than January 22, 1999 and, subject to certain exceptions, to keep the Shelf Registration continuously effective under the Securities Act until the earlier of (i) June 25, 2001 or (ii) such period ending when all Old Notes covered by the Shelf Registration (a) have been sold in the manner set forth and as contemplated in the Shelf Registration, (b) cease to be outstanding or (c) become freely tradeable without restriction or limitation as to holding period or volume. Notwithstanding the fact that the Registration Statement of which this Prospectus is a part was not declared effective by November 23, 1998 and the fact that the Exchange Offer is not scheduled to be consummated until after December 23, 1998, the Company intends to complete the Exchange Offer because the Company believes that it is more favorable to the holders of the Old Notes for the Company to do so rather than file the Shelf Registration Statement. The Company will, if necessary, seek a formal amendment of the Registration Rights Agreement, which would require approval by holders of a majority of the Old Notes outstanding.



Accrued Interest on the Old
  Notes....................  The Exchange Notes will bear interest at a rate equal to 6 7/8% per annum from and including their date of issuance. Holders whose Old Notes are accepted for exchange will have the right to receive unpaid interest accrued thereon from the date of their original issuance to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes. Interest on the Old Notes accepted for exchange, which accrued at the rate of 6 7/8% per annum to November 23, 1998 and at 7 1/8% per annum thereafter, will cease to accrue interest on the day prior to the issuance of the Exchange Notes.



Additional Interest........  Pursuant to the Registration Rights Agreement, if
                             (i) the Registration Statement of which this Prospectus is a part was not declared effective on or prior to November 23, 1998, (ii) the Exchange Offer is not consummated on or prior to December 23, 1998, (iii) a required Shelf Registration Statement is not declared effective on or prior to the 210th calendar day following the Closing Date or (iv) the Registration Statement of which this Prospectus is a part or any required Shelf Registration Statement is filed and declared effective but shall thereafter be either withdrawn by the Company or become subject to an effective stop order suspending the effectiveness of such registration statement, except as specifically permitted by the Registration Rights Agreement, without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iv) above, a "Registration Default"), the interest rate borne by the Old Notes shall be increased by .25% per annum following such Registration Default; provided that the aggregate amount of any such increase in the interest rate on the Notes shall in no event exceed .25% per annum; and provided, further, that if the Company shall request holders of Old Notes to provide information for inclusion in the Shelf Registration Statement, then Old Notes owned by holders who do not deliver such information to the Company or who do not provide comments on the Shelf Registration Statement when required pursuant to the Registration Rights Agreement will not be entitled to any such increase in the interest rate for any day after December 23, 1998. Following the cure of all Registration Defaults, the accrual of such Additional Interest will cease and the interest rate will revert to the original rate. Accordingly, commencing on November 23, 1998, the Old Notes began to accrue interest at the rate of 7 1/8% per annum, and they will continue to do so until the completion of the Exchange Offer.


Procedures for Tendering
Old Notes..................  Unless a tender of Old Notes is effected pursuant to the procedures for book-entry transfer as provided herein, each holder desiring to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal, or such facsimile, together with the Old Notes or a Notice of Guaranteed Delivery and any other required documents (such as evidence of authority to act, if the Letter of Transmittal is signed by someone acting in a fiduciary or representative capacity), to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any beneficial owner of the Old Notes whose Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer, should instruct such entity or person to promptly tender on such beneficial owner's behalf. See "The Exchange
                             Offer -- Procedures for Tendering Old Notes."

Guaranteed Delivery
Procedures.................  Holders whose certificates for Old Notes are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent (as defined below) on or prior to the Expiration Date, or who cannot complete the procedure for book-entry on a timely basis, may tender their Old Notes pursuant to the guaranteed delivery procedures set forth in the Letter of Transmittal.

Acceptance of Old Notes and
  Delivery of Exchange
  Notes....................  Upon satisfaction or waiver of all conditions of the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange Offer -- Acceptance of Old Notes for Exchange; Delivery of Exchange Notes."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                             Offer -- Withdrawal Rights."

The Exchange Agent.........  The Bank of New York is the exchange agent (in such capacity, the "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- The Exchange Agent; Assistance."

Fees and Expenses..........  All expenses incident to the Company's consummation of the Exchange Offer and compliance with the Registration Rights Agreement will be borne by the Company. The Company is also required to pay certain transfer taxes applicable to the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

Resales of the Exchange
Notes......................  Based on interpretation of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act,
                             (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, (ii) will not be able to tender the Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes, unless such sale or transfer is made pursuant to an exemption from such requirements. The Company does not intend to seek its own no-action letter, and there is no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Notes as it has in such no action letter to third parties.

                             Each holder of the Notes who wishes to exchange the Notes for the Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of Company nor a broker-dealer tendering Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it shall be acquired in the ordinary course of its business, and (iii) at the time of commencement of the Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities
                             Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any Participating

                             Broker-Dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of Exchange Notes received in exchange for Notes acquired by such Participating Broker-Dealers for their own account as a result of market-making or other trading activities.

                         DESCRIPTION OF EXCHANGE NOTES

     The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Old Notes, except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) holders of the Exchange Notes will not be entitled to Additional Interest and (iii) holders of the Exchange Notes will not be, and upon consummation of the Exchange Offer, holders of the Old Notes will no longer be, entitled to certain other rights under the Registration Rights Agreement intended for the holders of unregistered securities, except in certain limited circumstances. See "Exchange
Offer -- Termination of Certain Rights." The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Trustee in its capacity as Registrar under the Indenture of Exchange Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that were tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights," " -- Procedures for Tendering Old Notes," and "Description of Exchange Notes."

Securities Offered.........  $150,000,000 aggregate principal amount of 6 7/8%
                             Senior Notes due 2005, Series B.

Maturity Date..............  July 1, 2005.


Interest Payments Dates....  January 1 and July 1, of each year.


Ranking....................  The Notes are unsecured senior obligations of the
                             Company and rank pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. The Notes are effectively subordinated, however, to (i) all future secured obligations of the Company to the extent of the assets securing such obligations and
                             (ii) all current and future borrowings and trade obligations of the subsidiaries of the Company. The Indenture under which the Notes are issued permits the Company and its subsidiaries to incur additional indebtedness, including additional secured indebtedness, subject to certain conditions. See "Description of the Exchange
                             Notes -- General."

Redemption.................  The Notes may be redeemed, in whole or in part, at the option of the Company at any time prior to maturity upon payment of the principal amount thereof, together with unpaid interest accrued to the redemption date and a "Make-Whole Premium," as defined herein. See "Description of the Exchange Notes -- Redemption."

Certain Covenants..........  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to (i) create certain liens,

                             (ii) engage in sale and leaseback transactions or
                             (iii) engage in certain mergers, consolidations or asset sales. See "Description of the Exchange Notes."

Absence of a Public Market
for the Exchange Notes.....  There is no existing market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on may factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Company has been advised by the Initial Purchasers that, subject to applicable laws and regulations, such firms currently intend to make a market in the Notes, although they are not obligated to do so and may discontinue any market-making activities with respect to the Notes at any time without notice. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market or any other quotation system. See "Risk Factors -- Absence of Public Market for the Notes" and "Plan of Distribution."

     For more detailed information regarding the terms of the Notes, see "Description of Exchange Notes."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 11 of this Prospectus for a discussion of certain factors which should be considered by prospective investors in evaluating the Exchange Offer.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, holders of Notes should consider carefully the following risk factors affecting the business of the Company.

DEPENDENCE ON OIL AND GAS INDUSTRY

     National-Oilwell's businesses are substantially dependent upon the condition of the oil and gas industry and the industry's willingness to explore for and produce oil and gas. The degree of such willingness is generally dependent upon the prevailing view of future product prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including the level of drilling activity, worldwide economic activity, interest rates and the cost of capital, the development of alternate energy sources, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC") and the cost of producing oil and gas. Any significant reduction in demand for drilling services, in cash flows of drilling contractors or in rig utilization rates below current levels would result in a drop in demand for products manufactured and sold by National-Oilwell.

VOLATILITY OF OIL AND GAS PRICES

     Oil and gas prices and activity have been characterized by significant volatility over the last approximately twenty years. Since 1986, spot oil prices (West Texas Intermediate) have ranged from a low of approximately $11 per barrel in 1986 to a high of approximately $40 per barrel in 1991. Oil prices have generally been under downward pressure to date in 1998, with spot prices generally within a range of $12-$16 per barrel. Spot gas prices (Henry Hub) have ranged from lows below $1.00 per mcf of gas in 1992 to highs above $3.00 per mcf in 1996 and 1997. There has also been downward pressure on gas prices to date in 1998, and prices have generally been within a range of $1.80 to $2.20 per mcf. These price changes have caused numerous shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type manufactured by National-Oilwell. Moreover, uncertainty with respect to the stability and direction of future prices has often led to deferral of such expenditures. Recent expectations of lower oil prices generally have the effect of slowing production and new drilling, particularly in areas where the per barrel cost of production is high. This slowdown has a more immediate effect on parts of National-Oilwell's distribution business but can also affect the downhole products and products and technology segments if lower prices are expected to continue for extended periods. No assurance can be given as to the future price levels of oil and gas or the volatility thereof, or that the future price of oil and gas will be sufficient to support current levels of exploration and production.

HIGHLY COMPETITIVE INDUSTRY

     The oilfield products and services industry is highly competitive. The revenues and earnings of National-Oilwell can each be affected by competitive actions such as price changes, introduction of new technologies and products or improved availability and delivery. National-Oilwell competes with a large number of companies, some of which may offer certain more technologically advanced products, possess greater financial resources and have more extensive and diversified operations.

POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS

     Certain products of National-Oilwell and its predecessors are used in potentially hazardous drilling, completion and production applications that can cause personal injury or loss of life, damage to property, equipment or the environment and suspension of operations. National-Oilwell maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution), and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that may be incurred by National-Oilwell in its operations. Moreover, no assurance can be given that National-Oilwell will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that particular types of coverage will be available. Litigation arising from a catastrophic occurrence at a location where equipment and services of National-Oilwell or its predecessors have been used may, in the future, result in National-Oilwell being named as a defendant in product liability or other lawsuits asserting potentially large claims. National-Oilwell is a party to various legal and administrative proceedings which have arisen from its businesses. No assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effects such outcomes may have on National-Oilwell.

IMPACT OF POLITICAL DEVELOPMENTS AND GOVERNMENTAL REGULATIONS

     Many aspects of National-Oilwell's operations are affected by political developments, including restrictions on the ability to do business in various foreign jurisdictions, and are subject to both domestic and foreign governmental regulation, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, National-Oilwell depends on the demand for its services from the oil and gas industry and, therefore, is affected by any changes in taxation, price controls or other laws and regulations that affect the oil and gas industry generally. The adoption of laws and regulations curtailing exploration for or production of oil and gas for economic or other policy reasons could adversely affect National-Oilwell's operations. National-Oilwell cannot determine the extent to which its future operations and earnings may be affected by political developments, new legislation, new regulations or changes in existing regulations.

IMPACT OF ENVIRONMENTAL REGULATIONS

     The operations of National-Oilwell and its customers are affected by numerous foreign, federal, state, provincial and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose National-Oilwell to liability for the conduct of or conditions caused by others, or for acts of National-Oilwell or its predecessors that were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, National-Oilwell may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

RISK OF CERTAIN FOREIGN MARKETS

     Certain of National-Oilwell's revenues result from the sale of products to customers for ultimate destinations in the Middle East, Africa, Southeast Asia and other international markets and are subject to risks of instability of foreign economies and governments. Furthermore, National-Oilwell's sales can be affected by laws and regulations limiting exports to particular countries. In certain cases, export laws and regulations of one jurisdiction may contradict those of another.

     National-Oilwell attempts to limit its exposure to foreign currency fluctuations by limiting the amount of sales denominated in currencies other than United States dollars, Canadian dollars and British pounds. National-Oilwell has not engaged in and does not currently intend to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations among those or any other foreign currencies.

INTEGRATION OF ACQUISITIONS AND MANAGEMENT OF GROWTH

     National-Oilwell completed three acquisitions in 1997 and has completed four acquisitions to date in 1998. In addition, the Company expects to evaluate and, where feasible, make additional strategic acquisitions in the future. There can be no assurance that suitable acquisition candidates will be available, that acquisitions can be completed on reasonable terms, that the Company will successfully integrate the operations of any acquired entities or that the Company will have access to adequate funds to effect any desired acquisitions. In addition, the process of combining the organizations could cause the interruption of, or a loss of momentum in, the activities of some or all of the companies' businesses, which could have an adverse effect on their combined operations. The Dreco Combination and recent growth in revenues and backlog have placed significant demands on the Company and its management to improve the combined entity's operational, financial and management information systems, to develop further the management skills of the Company's managers and supervisors, and to continue to train, motivate and effectively manage the Company's employees. The failure of the Company to manage its growth effectively could have a material adverse effect on the Company.


LEVERAGE



     As a result of the issuance of the Old Notes, the Company has become more leveraged. As of September 30, 1998, the Company had an aggregate of $224.7 million of outstanding indebtedness (including the Old Notes) and stockholders' equity of $353.5 million. The increased leverage will require the Company to dedicate a greater portion of its cash flow from operations to payment of interest on the Notes and other indebtedness. Also, the greater leverage could impede the Company's ability to obtain financing in the future or make the Company more vulnerable to economic downturns and limit its ability to withstand competitive pressures.



HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION



     The Company is a holding company, conducting essentially all of its business through subsidiaries. Therefore, the Company will be dependent upon the earnings and cash flows of its subsidiaries and the ability of the subsidiaries to transfer funds to the Company in order to meet its obligations with respect to the Notes. The right of the Company to receive assets of any subsidiary (and thus the ability of holders of Notes to benefit indirectly from such assets) is subject to the prior claims of creditors of such subsidiary. Thus, the Notes are effectively subordinated to all liabilities of the Company's subsidiaries. As of September 30, 1998, the total consolidated liabilities of the Company's subsidiaries were approximately $227 million.



     Although none of the Company's subsidiaries currently has any borrowings owed to entities other than the Company and its other subsidiaries, the Indenture does not restrict the incurrence of unsecured debt by the Company's subsidiaries. Also, although there are currently no contractual limitations on the ability of any subsidiary to pay dividends or other payments to the Company, such restrictions could be imposed in the future.



ABSENCE OF CERTAIN PROTECTIONS IN THE INDENTURE AND THE NOTES



     The provisions of the Indenture and the Notes contain only limited covenants for the benefit of holders of the Notes. The absence of more extensive protections poses certain risks to holders of the Notes, including but not limited to the following:



     - The Indenture does not limit the ability of the Company and its subsidiaries to incur unsecured debt or pay dividends to stockholders. Thus, it would not protect holders of the Notes against a transaction that caused the Company to become highly leveraged.



     - There is no provision for mandatory redemption or repurchase of the Notes in the event of a merger or sale of assets involving the Company or a change of control of the Company. Thus, the board of directors and management could be changed as a result of such a transaction without making provision for immediate payment of the Notes.



     - The Company's currently existing senior credit facility contains certain financial and other customary restrictive covenants that are not contained in the Indenture, including financial covenants that require the Company to maintain a certain minimum tangible net worth, maintain a debt to capitalization level below a certain level and achieve a specified interest coverage ratio. Indebtedness that the Company may incur in the future could also have similar covenants. If the Company were to default under any of these covenants, holders of such other indebtedness could declare it to be due before its stated maturity. If that were to occur, the Notes could also be declared due and payable prior to their maturity date in 2005, and there can be no assurance that the Company would have sufficient funds to pay such other indebtedness and the Notes. See "Description of Exchange
Notes -- Events of Default."



     - There is no provision limiting the Company's ability to undertake transactions with its affiliates. Thus, transactions could be undertaken that could be unfavorable from the standpoint of holders of the Notes even if they were in the interests of the Company's stockholders.


ABSENCE OF PUBLIC MARKET FOR THE NOTES

     There is no existing market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Company has been advised by the Initial Purchasers that, subject to applicable laws and regulations, such firms currently intend to make a market in the Notes, although they are not obligated to do so and may discontinue any market-making activities with respect to the Notes at any time without notice.


CONSEQUENCES OF FAILURE TO EXCHANGE



     The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities and be subject to restrictions on transfer as described under "Exchange Offer -- Consequences of Failure to Exchange." Furthermore, if the outstanding principal amount of the Old Notes is decreased as a result of the Exchange Offer, any trading market for the Old Notes could become more limited.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     The Old Notes were sold by the Company to the Initial Purchasers on June 26, 1998, pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act. The Company and the Initial Purchasers also entered into the Registration Rights Agreement pursuant to which the Company agreed with respect to the Old Notes to (i) cause a Registration Statement to be filed with the Commission under the Securities Act concerning the Exchange Offer, (ii) use its reasonable best efforts (a) to cause such Registration Statement to be declared effective by the Commission by November 23, 1998 and (b) to cause the Exchange Offer to be consummated by December 23, 1998. This Exchange Offer is intended to satisfy the Company's exchange offer obligations under the Registration Rights Agreement.

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of the Exchange Notes for each $1,000 in principal amount of the outstanding Old Notes. The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of the Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions which may be waived by the Company, and to the terms and provisions of the Registration Rights Agreement. See "-- Conditions of the Exchange Offer."

     Old Notes may be tendered only in multiples of $1,000. Subject to the foregoing, Holders may tender less than the aggregate principal amount represented by the Old Notes held by them, provided that they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Old Notes (or so indicate pursuant to the procedures for book-entry transfer).


     As of the date of this Prospectus, $150,000,000 aggregate principal amount of the Old Notes was outstanding and there was one registered holder of the Old Notes, Cede & Co., nominee for DTC, which held the Old Notes for its participants. Only a holder of the Old Notes (or such holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the Exchange Offer.


     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering of Old Notes and for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The Expiration Date shall be January   , 1999 at 5:00 p.m., New York City
time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Expiration Date shall be the latest date and time to which the Exchange Offer is extended.


     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 10:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer or (iii) if any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension, or termination to the Exchange Agent. The Company reserves the right, in its sole discretion, to amend the terms of the Exchange Offer in any manner. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes.

CONDITIONS OF THE EXCHANGE OFFER

     The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, including without limitation that (i) the Exchange Offer, or the making of an exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the Commission and (ii) no action or proceeding is instituted or threatened that would be reasonably likely to materially impair the ability of the Company to proceed with the Exchange Offer.

     The Company expects that the foregoing conditions will be satisfied. The foregoing conditions are for the sole benefit of the Company and may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of such rights and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

TERMINATION OF CERTAIN RIGHTS

     Pursuant to the Registration Rights Agreement and the Old Notes, holders of Old Notes have rights to receive Additional Interest and have certain rights intended for the holders of unregistered securities. Holders of Exchange Notes will not be and, upon consummation of the Exchange Offer, holders of Old Notes will no longer be, entitled to (i) the right to receive Additional Interest or
(ii) certain other rights under the Registration Rights Agreement intended for holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar of Exchange Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that were tendered by holders thereof pursuant to the Exchange Offer.

SHELF REGISTRATION


     Under the terms of the Registration Rights Agreement, the Company is required to file the Shelf Registration Statement pursuant to Rule 415 under the Securities Act covering the Old Notes if (i) because of any changes in law, Commission rules or regulations or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer, (ii) if for any other reason the Registration Statement of which this Prospectus is a part was not declared effective by November 23, 1998 or the Exchange Offer is not consummated by December 23, 1998, (iii) if a holder is advised by counsel that it is not permitted by Federal securities laws or Commission policy to participate in the Exchange Offer or does not receive Exchange Notes that are fully tradeable pursuant to the Exchange Offer without restriction or limitation as to holding period or volume or (iv) upon the request of the Initial Purchasers acquiring a majority of the initial aggregate principal amount of the Old Notes (but only with respect to any Old Notes which the Initial Purchasers acquired directly from the Company). Notwithstanding the fact that the Registration Statement of which this Prospectus is a part was not declared effective by November 23, 1998 and the fact that the Exchange Offer is not scheduled to be consummated until after December 23, 1998, the Company intends to complete the Exchange Offer because the Company believes that it is more favorable to the holders of the Old Notes for the Company to do so rather than file the Shelf Registration Statement. The Company will, if necessary, seek a formal amendment of the Registration Rights Agreement, which would require approval by holders of a majority of the Old Notes outstanding.

ACCRUED INTEREST ON THE OLD NOTES


     The Exchange Notes will bear interest at a rate equal to 6 7/8% per annum from and including their date of issuance. Holders whose Old Notes are accepted for exchange will have the right to receive unpaid interest accrued thereon from the date of their original issuance to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes. Interest on the Old Notes accepted for exchange, which interest accrued at the rate of 6 7/8% per annum to November 23, 1998 and at 7 1/8% thereafter, will cease to accrue on the day prior to the issuance of the Exchange Notes.


ADDITIONAL INTEREST


     Pursuant to the Registration Rights Agreement, if (a) the Registration Statement of which this Prospectus is a part was not declared effective on or prior to November 23, 1998, (b) the Exchange Offer is not consummated on or prior to December 23, 1998, (c) a required Shelf Registration Statement is not declared effective on or prior to the 210th calendar day following the Closing Date or (d) the Registration Statement of which this Prospectus is a part or any required Shelf Registration Statement is filed and declared effective but shall thereafter be either withdrawn by the Company or become subject to an effective stop order suspending the effectiveness of such registration statement, except as specifically permitted by the Registration Rights Agreement, without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (a) through (d) above, a "Registration Default"), the interest rate borne by the Old Notes is increased by .25% per annum following such Registration Default; provided that the aggregate amount of any such increase in the interest rate on the Notes shall in no event exceed .25% per annum; and provided, further, that if the Company shall request holders of Old Notes to provide information for inclusion in the Shelf Registration Statement, then Old Notes owned by holders who do not deliver such information to the Company or who do not provide comments on the Shelf Registration Statement when required pursuant to the Registration Rights Agreement will not be entitled to any such increase in the interest rate for any day after December 23, 1998. Following the cure of all Registration Defaults, the accrual of such additional interest will cease and the interest rate will revert to the original rate.


PROCEDURES FOR TENDERING OLD NOTES

     The tender of a holder's Old Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Any financial institution that is a participant in DTC's book-entry transfer system may make bookentry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedures for such transfer. In connection with a book-entry transfer, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Depositary, electronically transmit their acceptance through Automated Tender Offer Program ("ATOP"), and DTC will then edit and verify the acceptance and send an Agent's Message to the Exchange Agent. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Old Notes and that such participants have received the Exchange Offer and agree to be bound by the terms of the Exchange Offer and the Company may enforce such agreement against such participants.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (ii) by an Eligible Institution (as defined below). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal is signed by a person other than the registered holder of the Old Notes, the Old Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered and to reject any Old Notes the Company's acceptance of which might, in the judgment of the Company, or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     Any beneficial owner of the Old Notes whose Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender directly, such beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

     By tendering, each registered holder will represent to the Company that, among other things (i) the Exchange Notes to be acquired in connection with the Exchange Offer by the Holder and each beneficial owner of the Old Notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner, (ii) the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution (within the meaning of the Securities Act) of the Exchange Notes,
(iii) the holder and each beneficial owner acknowledge and agree that any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters that are discussed herein under "-- Resales of the Exchange Notes," (iv) that if the holder is a broker-dealer that acquired Old Notes for its own account as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of Exchange Notes acquired in the Exchange Offer, provided that, by delivering, the broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act, (v) the holder and each beneficial owner understand that a secondary, resale transaction described in clause (iii) above should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Commission, and (vi) neither the Holder nor any Beneficial Owner is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company except as otherwise disclosed to the Company in writing. In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the Letter of Transmittal.

GUARANTEED DELIVERY PROCEDURES

     Holders whose certificates for Old Notes are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent on or prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may tender their Old Notes pursuant to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures, if the Holder desires to tender Old Notes other than by book-entry transfer, (i) such tender must be made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent must receive from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes, the certificate number or numbers of any Old Notes which will not be tendered by book-entry transfer, and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, and all other documents required by this Letter, are received by the Exchange Agent within five business days after the date of execution of the Notice of Guaranteed Delivery. In the case of a book-entry transfer, pursuant to the guaranteed delivery procedures set forth in the Letter of Transmittal (i) the tender must be made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent must receive confirmation from the Depositary of receipt by the Depositary of a Notice of Guaranteed Delivery via ATOP, by which the tendering Holder will expressly acknowledge the receipt of, and agree to be bound by, the Notice of Guaranteed Delivery including a guarantee that book-entry confirmation will be received by the Exchange Agent within five business days after the date of transmittal of the Notice of Guaranteed Delivery, and (iii) book-entry confirmation must be received by the Exchange Agent within five business days after the date of the transmittal of the Notice of Guaranteed Delivery via ATOP. Any Holder who wishes to tender Old Notes pursuant to the Guaranteed Delivery Procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes, when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at DTC); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason, such unaccepted Old Notes will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of the Old Notes may be withdrawn by delivery of a written notice to the Exchange Agent at its address set forth on the back cover page of this Prospectus, at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, as applicable), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon Guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the depositor, pursuant to such documents of transfer. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" at any time on or prior to the Expiration Date.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Rights Agreement, and, except as described under "-- Shelf Registration," holders of Old Notes who do not tender their Old Notes will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any holder of Old Notes that does not exchange that holder's Old Notes for Exchange Notes will continue to hold the untendered Old Notes and will be entitled to all the rights and subject to the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company or any subsidiary thereof, (ii) pursuant to an effective registration statement under the Securities Act, (iii) for so long as the Old Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person it reasonably believes is "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act (a

"QIB") that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on 144A, (iv) pursuant to offers and sales to non-U.S. persons in an "offshore transaction" within the meaning of Regulation S under the Securities Act, (v) to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act) that, prior to such transfer, furnishes to the Trustee, a signed letter containing certain representations relating to the restrictions on transfer of the Old Notes evidenced thereby (the form of which letter can be obtained from the Trustee) or (vi) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

     To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Old Notes could be adversely affected.

THE EXCHANGE AGENT; ASSISTANCE

     The Bank of New York is the Exchange Agent. All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

By Hand or Overnight Delivery:          By Facsimile:             By Registered or Certified
     The Bank of New York         (for Eligible Institutions                Mail:
      101 Barclay Street                    only)                    The Bank of New York
   Corporate Trust Services             (212) 815-6339              101 Barclay Street, 7E
            Window                 To Confirm by telephone         New York, New York 10286
         Ground Level              or for Information Call:        Attn: Carolle Montreuil
   Attn: Carolle Montreuil              (212) 815-3738              Reorganization Section
    Reorganization Section

FEES AND EXPENSES

     All fees and expenses incident to the performance of or compliance with the Registration Rights Agreement by the Company will be borne by the Company, including, without limitation: (i) all Commission, stock exchange or National Association of Securities Dealers, Inc. (the "NASD") registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws and compliance with the rules of the NASD (including reasonable fees and disbursements of one firm of legal counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Notes and any filings with the NASD), (iii) all expenses of any persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto relating to the performance of and compliance with the Registration Rights Agreement, (iv) all rating agency fees, (v) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, (vi) the fees and expenses of the Trustee, and any escrow agent or custodian and (vii) any fees and expenses of any special experts retained by the Company in connection with any Registration Statement, but excluding underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Old Notes by a holder.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALES OF THE EXCHANGE NOTES

     Based on interpretation of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act,
(i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, (ii) will not be able to tender the Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes, unless such sale or transfer is made pursuant to an exemption from such requirements. The Company does not intend to seek its own no-action letter, and there is no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Notes as it has in such no action letter to third parties.

     Each holder of the Old Notes who wishes to exchange the Old Notes for the Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of Company nor a broker-dealer tendering Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it shall be acquired in the ordinary course of its business, and (iii) at the time of commencement of the Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any Participating Broker-Dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with this prospectus. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of Exchange Notes received in exchange for Notes acquired by such Participating Broker-Dealers for their own account as a result of market-making or other trading activities. See "Plan of Distribution."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1998 (in millions). This table should be read in conjunction with the consolidated financial statements of the Company, which are incorporated by reference into this Prospectus. See "National-Oilwell, Inc. and Subsidiaries Selected Consolidated Financial Data."



Cash and cash equivalents...................................   $ 21.5
                                                               ======
Long-term debt, including current portion
  Senior Credit Facility....................................   $ 74.7
  Notes.....................................................    150.0
          Total debt........................................    224.7
Stockholders' equity........................................    353.5
                                                               ------
          Total capitalization..............................   $578.2
                                                               ======


     The Exchange Offer would not have any effect on the Company's capitalization.

                    NATIONAL-OILWELL, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA


     As a result of the differing year ends of National-Oilwell and Dreco prior to the Dreco Combination, the balance sheet and results of operations for dissimilar year ends have been combined pursuant to pooling-of-interests accounting. National-Oilwell's results of operations for the year ended December 31, 1997 include Dreco's results of operations for the six months ended May 31, 1997 and the six months ended December 31, 1997. Data for the year ended December 31, 1996 includes the operations of National-Oilwell for the twelve months ended and as of December 31, 1996 combined pursuant to pooling-of-interests accounting with the operations of Dreco for the twelve months ended and as of November 30, 1996. Data for the three years ended August 31, 1995 reflect the operations of Dreco only, as the operations of National-Oilwell were acquired from a predecessor as of January 1, 1996 and, in accordance with generally accepted accounting principles, cannot be combined. Data for the nine months ended September 30, 1997 includes the operations of National-Oilwell for the nine months ended and as of September 30, 1997 combined pursuant to pooling-of-interests accounting with the operations of Dreco for the six months ended May 31, 1997 and the three months ended and as of September 30, 1997. The unaudited consolidated financial statements of National-Oilwell include, in the opinion of National-Oilwell's management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of such periods. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and from the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1998.



     The following data includes the acquisition of Phoenix as of June 1, 1998 and of RJI as of July 1, 1998.



                                            NINE MONTHS ENDED          YEAR ENDED
                                              SEPTEMBER 30,           DECEMBER 31,          YEAR ENDED AUGUST 31,(1)
                                           --------------------   ---------------------   ----------------------------
                                             1998      1997(2)     1997(2)     1996(3)     1995      1994       1993
                                           --------    --------   ----------   --------   -------   -------    -------
                                                          (IN THOUSANDS OF U.S. DOLLARS, EXCEPT RATIOS)
OPERATING DATA:
Revenues.................................  $903,152    $705,719   $1,005,572   $761,816   $86,875   $79,663    $93,981
Operating income (loss) before special
  items(4)...............................   113,516      63,340       97,899     44,110    10,059    (9,253)     3,133
Operating income (loss)(4)...............   113,516      52,680       87,239     27,499    10,059    (9,253)     3,133
Income (loss) before taxes and
  extraordinary loss(5)..................   105,648      48,975       82,482     16,718    12,196    (6,709)     6,061
Income (loss) before extraordinary
  loss(5)................................    66,527      30,211       51,281     10,147     7,789    (6,682)     7,386
Net income (loss)........................    66,527      29,588       50,658      6,147     7,789    (6,682)     7,386
OTHER DATA:
Depreciation and amortization............    13,889      10,480       14,744      8,775     4,558     4,926      4,481
Capital expenditures.....................    17,858      19,462       32,605     15,166     6,435     5,932      6,167
EBITDA before special items(6)...........   127,405      73,820      112,643     52,885    14,617    (4,327)     7,614
Ratio of earnings to fixed charges(7)....      14.1x       11.7x        14.8x       2.4x     96.3x       --(7)    11.9x
Ratio of EBITDA to interest expense......      16.8x       18.3x        21.4x       4.8x    228.4x       --(6)    15.0x
BALANCE SHEET DATA:
Working capital..........................   345,665     228,484      252,137    168,897    32,992    18,292     27,725
Total assets.............................   803,781     498,102      567,511    352,518    72,355    69,323     74,047
Long-term debt, less current
  maturities.............................   223,424      67,596       61,565     39,136     1,987     1,440      2,857
Owners' equity...........................   353,506     248,800      277,688    169,016    48,957    38,690     46,626


---------------

(1) Data for the three years ended August 31, 1995 reflect the operations of Dreco only, as the operations of National-Oilwell were acquired from a predecessor as of January 1, 1996 and, in accordance with generally accepted accounting principles, cannot be combined.

(2) In order to conform Dreco's fiscal year end to match National-Oilwell's year end, the results of operations for the month of June 1997 have been included directly in stockholders' equity. Dreco's revenues and net income were $13.4 million and $0.9 million for the month.

(3) In order to conform Dreco's August 31 fiscal year end to a period within 93 days of National-Oilwell's December 31 year end, the results of operations for the period from September 1, 1995 through

    November 30, 1995 have been included directly in stockholders' equity. Dreco's revenues and net income were $33.4 million and $3.2 million for such period.

(4) In September 1997, National-Oilwell recorded a $10,660,000 charge related to merger expenses incurred in connection with the Dreco Combination. In October 1996, National-Oilwell recorded $16,611,000 in charges related to the cancellation of management agreements and expenses related to special incentive plans that terminated upon the occurrence of its initial public offering of Common Stock.

(5) National-Oilwell recorded extraordinary losses of $623,000 net of income tax benefit of $376,000 in September 1997, and of $4,000,000 net of income tax benefit of $2,400,000 in October 1996, due to the write-off of deferred debt costs.

(6) EBITDA before special items means earnings before special items, interest expense, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA is presented as supplemental disclosure and the Company believes it is frequently used to analyze companies and as a measure of a company's ability to service its debt.

(7) The ratio of earnings to fixed charges is calculated by dividing (i) income
    (loss) before income taxes and extraordinary loss plus fixed charges by (ii) fixed charges. Fixed charges consist of interest incurred (expensed or capitalized), amortization of deferred financing costs and the portion of rental expense which is deemed representative of interest. If the special charges in 1997 and 1996 were also added to earnings, the ratio of earnings to fixed charges would have been 16.6x and 3.8x, respectively. Additional income before income taxes necessary to attain a ratio of 1.0x for 1994 would have been $6.7 million.

                                    BUSINESS

GENERAL

     National-Oilwell is a worldwide leader in the design, manufacture and sale of machinery, equipment and downhole products used in oil and gas drilling and production, as well as in the distribution to the oil and gas industry of maintenance, repair and operating products. The Company manufactures and assembles drilling machinery, including drawworks, mud pumps and power swivels (also known as "top drives"), which are the major mechanical components of drilling rigs, as well as masts, derricks, substructures and cranes. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. The Company estimates that approximately 65% of the mobile offshore rig fleet and the majority of the world's larger land rigs (2,000 horsepower and greater) manufactured in the last twenty years utilize drawworks, mud pumps and other drilling machinery components manufactured by National-Oilwell.

     As a result of the Dreco Combination, National-Oilwell expanded its machinery and equipment capabilities and also added a business segment that designs and manufactures drilling motors and specialized drilling tools for rent and for sale. Drilling motors are essential components of systems for horizontal, directional, extended reach and performance drilling. Drilling tools include drilling jars, shock tools and other specialized products.

     The Company also provides distribution services through its network of approximately 120 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for National-Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, the Company's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support.

     The relative revenues, before eliminations, and operating income contribution of the three segments is summarized as follows (in thousands):


                                                     PRODUCTS AND   DOWNHOLE   DISTRIBUTION
                                                      TECHNOLOGY    PRODUCTS     SERVICES
                                                     ------------   --------   ------------
Nine Months Ended September 30, 1998
  Total revenues...................................    $505,857     $48,914      $404,711
  Operating income.................................      92,652      14,718        11,157
Year Ended December 31, 1997
  Total revenues...................................    $371,841     $69,012      $630,899
  Operating income.................................      53,453      25,551        27,581


CURRENT INDUSTRY ENVIRONMENT

     Drilling activity worldwide increased significantly from early 1996 through the end of 1997, with demand for oil and gas rising and inventories comparatively low. In addition, increased use of 3-D seismic, directional drilling and other technologies lowered the cost of finding and developing hydrocarbons. As a result of these industry conditions, drilling contractors experienced improved utilization and profitability, and the resulting cash flows enabled these contractors to replace and upgrade the aging drilling rig fleet. During 1998, the prices of oil and gas have declined, and, as a result of lower oil and gas prices, contracts for drilling services are generally being renewed currently at lower day rates than experienced in late 1997.

     Over the last fifteen years, much of the demand for capital equipment has been satisfied from the large surplus of equipment built during the late seventies and early eighties. The Company believes that the surplus has been reduced substantially over this period, especially for higher capacity equipment for which National-Oilwell is a leading supplier. Shortages of equipment caused orders for new equipment to increase dramatically through the end of 1997, also causing backlog to increase. Since March 31, 1998, however, new orders received have been less than shipments, causing backlog to decline. During the third quarter, new orders totaled $35 million, while shipments were $112 million and an additional $23 million of backlog orders were canceled. Based on current uncertainties regarding the price of oil, backlog and revenues for the Company's Products and Technology segment are expected to decrease further and will remain under pressure until the outlook for energy improves. Each of the Company's business segments is affected by volatility in the price of oil and gas and other factors. See "Risk Factors."

                           CAPITAL EQUIPMENT BACKLOG


[CHART SHOWING CAPITAL EQUIPMENT BACKLOG AND REVENUES IN THE TEN QUARTERS ENDING
                        SEPTEMBER 30, 1998 ($ MILLIONS)]
                  [DATA POINTS FOR BACKLOG AND REVENUE GRAPH]



            JUN-96   SEP-96   DEC-96   MAR-97   JUN-97   SEP-97   DEC-97   MAR-98   JUN-98   SEP-98
Backlog .... 33.8     39.2     38.2     86.0     140.8    238.6    271.2    273.0    260.0    160.0
Revenue .... 41.4     36.0     34.5     32.4      35.5     55.1     62.1     67.4     85.1    112.0


     National-Oilwell believes that reasonably anticipated demand for the Company's capital equipment in 1998 and 1999 can be met without significant incremental capital expenditures by the Company's continuing focus on process improvement and through the combined capabilities available after the Dreco Combination. Depending on the timing and nature of future orders, future expansion may be required.

BUSINESS STRATEGY

     National-Oilwell's current business strategy is to enhance its market positions and operating performance by:

          Leveraging Its Installed Base of Higher Capacity Drilling Machinery and Equipment. National-Oilwell believes its market position presents substantial opportunities to capture a significant portion of expenditures for the construction of new, higher capacity drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. The Company believes the advanced age of the existing fleet of drilling rigs, coupled with increasing drilling activity involving greater depths and extended reach, will generate demand for new equipment, especially in the higher capacity end of the market. National-Oilwell's larger drawworks, mud pumps and power swivels provide, in many cases, the largest capacities currently available in the industry.

          Expanding Its Downhole Products Business. National-Oilwell believes that the strengthened marketing and distribution capabilities resulting from the Dreco Combination provide an opportunity for growth in the rental and sale of high-performance drilling motors and downhole tools, especially for use in directional, horizontal, extended reach and other value-added drilling applications.

          Building on Distribution Strengths and Alliance/Outsourcing Trends. As a result of efficiency initiatives, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers, or outsourcing their procurement, inventory management and logistics requirements for equipment and supplies in order to achieve cost and capital improvements. National-Oilwell believes that it is well-positioned to provide these services as a result of its (i) large and geographically diverse network of distribution service centers in major oil and gas producing areas in the United States and Canada, (ii) purchasing leverage due to the volume of products sold, (iii) breadth of available product lines and (iv) integrated information and process systems that enhance procurement, inventory management and logistics activities. In addition, the strategic integration of National-Oilwell's distribution expertise, extensive distribution network and growing base of customer alliances may provide an increased opportunity for cost-effective marketing of National-Oilwell's manufactured parts and equipment.

          Continuing to Make Acquisitions that Enhance Its Product
     Line. National-Oilwell believes that the oilfield service and equipment industry will continue to experience consolidation as businesses seek to align themselves with other market participants in order to gain access to broader markets and become affiliated with integrated product offerings, and National-Oilwell plans to participate in this trend. During 1997, the Company made three acquisitions, including the Dreco Combination, which have enabled the Company to provide a more complete rig package to its customers. To date in 1998 the Company has completed the acquisitions of Speciality Tools Ltd., a company that designs and engineers downhole tools for thru-tubing applications, Versatech International Ltd., a company engaged in the manufacture of coiled tubing tools and equipment, Phoenix and RJI.

OPERATIONS

  Products and Technology

     National-Oilwell designs, manufactures and sells the major mechanical components for both land and offshore drilling rigs, as well as complete land drilling and well servicing rigs. The major mechanical components include drawworks, mud pumps, power swivels, SCR houses, traveling equipment and rotary tables. These are the major components involved in the primary functions of drilling oil and gas wells, which consist of pumping fluids and hoisting, supporting and rotating the drill string. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. This equipment is installed on new rigs and used in the upgrade, refurbishment and repair of existing rigs.

     While offering a complete line of conventional rigs, National-Oilwell has extensive experience in providing rig designs to satisfy requirements for harsh or specialized environments. Such products include North Slope of Alaska and Arctic drilling and well servicing rigs, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms. Masts, derricks and substructures are made for use on land rigs and on fixed and mobile offshore platforms and are suitable for drilling to maximum depths up to more than 30,000 feet. Other products include pedestal cranes, reciprocating and centrifugal pumps and fluid end expendables for all major manufacturers' pumps. National-Oilwell's business includes the sale of replacement parts for its own manufactured machinery and equipment.

  Downhole Products

     National-Oilwell designs and manufactures drilling motors and specialized drilling tools for rent and sale. Rentals generally involve products that are not economical for a customer to own or maintain because of the broad range of equipment required for the diverse hole size and depths encountered in drilling for oil and gas. Sales generally involve products that require infrequent service, are disposable or are sold in countries where National-Oilwell does not provide repair and maintenance services.

     National-Oilwell's drilling motors are devices placed between the drill string and the drill bit to cause the bit to rotate without necessarily rotating the drill string. Drilling motors are essential components in systems for horizontal, directional, extended reach and performance drilling. National-Oilwell often rents its drilling motors, retaining control over the servicing and maintenance function so as to preserve their operating reliability. National-Oilwell is continuing to enhance and broaden the range of its drilling motors by, among other things, widening the size range offered, reducing the initial cost and ongoing repair and maintenance cost, and developing alternative designs of motor bearing assembly sealing systems and speed reduction systems.

     National-Oilwell manufactures hydraulic-mechanical and mechanical drilling jars and shock tools. Drilling jars are used to assist in releasing a drill string that becomes stuck in a well bore. A shock tool is a downhole shock absorber that is placed low in the drill string and is intended to extend bit life, reduce drill string failures and reduce damage to the drilling rig. National-Oilwell also manufactures and rents or sells fishing jars, bumper subs, reamers, stabilizers and kelly and tubing safety valves.

  Distribution Services

     National-Oilwell provides distribution services through its network of approximately 120 distribution service centers located near major drilling and production activity worldwide, but principally in the United States and Canada. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for National-Oilwell equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, National-Oilwell's distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. In addition, management believes that National-Oilwell has a competitive advantage in the distribution services business by distributing market-leading products manufactured by its Products and Technology business.

     The supplies and equipment stocked by National-Oilwell's distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items. Most drilling contractors and oil and gas companies typically buy such supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from National-Oilwell's list price for each product or product category.

     National-Oilwell's tubular business is focused on the procurement, inventory management and delivery of oil country tubular goods manufactured by third parties. Tubular goods primarily consist of well casing and production tubing used in the drilling, completion and production of oil and gas wells. Well casing is used to line the walls of a well bore to provide structural support. Production tubing provides the conduit through which the oil or gas will be brought to the surface upon completion of the well. Substantially all of National-Oilwell's sales of tubular goods are made through National-Oilwell's direct sales force and have historically been concentrated in North America.

     Strategic alliances constitute a growing percentage of National-Oilwell's business and differ from standard agreements for supplies and equipment in that National-Oilwell becomes the customer's primary supplier of those items. In certain cases, National-Oilwell has assumed responsibility for procurement, inventory management and product delivery for the customer, occasionally by working directly out of the customer's facilities.

MARKETING

     Substantially all of National-Oilwell's drilling machinery, equipment and spare parts sales, and a large portion of National-Oilwell's smaller pumps and parts sales, are made through National-Oilwell's direct sales force and through National-Oilwell's distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. Distribution sales are made through the Company's network of distribution service centers. National-Oilwell's downhole products are rented in Canada and Venezuela and marketed worldwide through its own sales force and through commission representatives. Customers for all of National-Oilwell's products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

COMPETITION

     The oilfield services and equipment industry is highly competitive, and National-Oilwell's revenues and earnings can be affected by price changes, introduction of new technologies and products and improved availability and delivery. National-Oilwell competes in one or more of its segments with a large number of companies. See "Risk Factors -- Highly Competitive Industry."

MANUFACTURING AND BACKLOG

     National-Oilwell has numerous principal manufacturing facilities located in the United States and Canada. National-Oilwell also outsources the manufacture of parts or purchases components from qualified subcontractors. The Company's manufacturing operations require a variety of components, parts and raw materials which National-Oilwell purchases from multiple commercial sources. National-Oilwell has not experienced and does not expect any significant delays in obtaining deliveries of essential components, parts or raw materials.

     Sales of National-Oilwell's products are made on the basis of written orders and oral commitments. The Company's backlog for equipment at September 30, 1998 was $160 million as compared to $239 million at September 30, 1997. The level of backlog at any particular time is not necessarily indicative of the future operating performance of the Company, and orders may be changed at any time. The level of backlog can be affected by volatility in the price of oil and gas and other factors. See "-- Current Industry Environment" and "Risk Factors."

DISTRIBUTION SUPPLIERS

     National-Oilwell obtains products sold by its Distribution Services business from a number of suppliers, including its own Products and Technology segment. National-Oilwell does not believe that any one supplier of products is material to National-Oilwell. For the year ended December 31, 1997, National-Oilwell purchased approximately one third of its tubular requirements pursuant to a distribution agreement with the U.S. Steel Group of USX Corporation, and its remaining requirements from various suppliers. National-Oilwell has not experienced and does not foresee experiencing a shortage in products or tubular goods sold by the Company.

ENGINEERING

     National-Oilwell maintains a staff of engineers and technicians to (i) design and test new products, components and systems for use in drilling and pumping applications, (ii) enhance the capabilities of existing products and
(iii) assist National-Oilwell's sales organization and customers with special projects. National-Oilwell's product engineering efforts focus on developing technology to improve the economics and safety of drilling and pumping processes. National-Oilwell has recently developed a 1,000-ton capacity power swivel to complement its lower capacity models, and has also introduced a 7,800 horsepower heave compensating drawworks and dual derrick systems to increase customer efficiencies on deep water drilling rigs at extended depths and during horizontal drilling.

PATENTS AND TRADEMARKS

     National-Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, National-Oilwell does not consider any single patent to be of a critical or essential nature. In general, National-Oilwell depends on technological capabilities, quality products and application of its expertise rather than patented technology in the conduct of its business. The Company enjoys significant product name-brand recognition, principally through its NATIONAL-OILWELL(R), DRECO(R), ROSS HILL, TRUDRIL(R), VECTOR(R), GRIFFITH(R) and MISSION-FLUID KING(R) trade names.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     Set forth below are the names, ages as of December 1, 1998 and position with the Company of the directors and executive officers of National-Oilwell. The Certificate of Incorporation of National-Oilwell currently classifies the board of directors into three classes having staggered terms of three years each. The periods shown for service as an employee of National-Oilwell include service as an employee of its predecessor partnership and of Dreco.



                                                                                     DIRECTOR'S
                                                                                        TERM
                NAME                   AGE         POSITION WITH THE COMPANY          EXPIRING
                ----                   ---         -------------------------         ----------
Joel V. Staff(1).....................  54    Chairman of the Board, President and       1999
                                               Chief Executive Officer
James J. Fasnacht....................  43    Vice President and Group President,          --
                                               Distribution Services
W. Douglas Frame.....................  56    Vice President and Group President,          --
                                               Downhole Products
Jerry N. Gauche......................  50    Vice President -- Organizational             --
                                               Effectiveness
Steven W. Krablin....................  48    Vice President and Chief Financial           --
                                             Officer
Richard L. Lionberger................  48    Vice President, General Counsel and          --
                                               Secretary
Merrill A. Miller, Jr................  48    Vice President and Group President,          --
                                               Products and Technology
Frederick W. Pheasey.................  56    Executive Vice President and Director      2001
Howard I. Bull(2)(3).................  58    Director                                   2001
James C. Comis III...................  34    Director                                   2001
James T. Dresher(2)(3)...............  79    Director                                   2000
W. McComb Dunwoody(1)................  53    Director                                   1999
William E. Macaulay(1)...............  53    Director                                   1999
Bruce M. Rothstein...................  46    Director                                   2000


---------------

(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Joel V. Staff has served as the President and Chief Executive Officer of National-Oilwell since July 1993 and Chairman of the Board since January 1996. Prior to joining National-Oilwell, Mr. Staff served as a Senior Vice President of Baker Hughes Incorporated, a worldwide diversified oil services company, from October 1983 to May 1993. Mr. Staff also serves as a director of Denali Incorporated, a provider of products and services for handling critical fluids.


     James J. Fasnacht has served as Vice President since November 1993, as Group President, Distribution Services since April 1997, as General Manager of Pumping Systems from November 1993 to April 1997 and in various other capacities since joining National-Oilwell in 1979.


     W. Douglas Frame has served as Vice President and Group President, Downhole Products since September 1997. Prior thereto, Mr. Frame, who joined Dreco in 1978, served in various capacities in both the drilling equipment and downhole products groups.

     Jerry N. Gauche has served as Vice President -- Organizational Effectiveness since joining National-Oilwell in January 1994. Prior thereto, Mr. Gauche was employed by BP Exploration, Inc., an oil and gas exploration and production company, where he served as General Manager of Central Services from January 1990 to September 1992 and Director of Public Affairs and Executive Coordination from May 1988 to December 1989. From October 1992 to January 1994, Mr. Gauche was self-employed managing his personal investments.

     Steven W. Krablin has served as Vice President and Chief Financial Officer since January 1996. Mr. Krablin served in various capacities including Vice President -- Finance and Chief Financial Officer of Enterra Corporation, an international oilfield service company, from November 1986 to January 1996.

     Richard L. Lionberger has served as Vice President, General Counsel and Secretary of the Company since June 1998. Prior thereto Mr. Lionberger was Vice President, General Counsel and Secretary of Diamond Offshore Drilling, Inc., a drilling contractor from February 1992 to June 1998.

     Merrill A. Miller, Jr. has served as Vice President since July 1996, as Group President, Products and Technology since April 1997, as General Manager of Drilling Systems from July 1996 to April 1997 and as Vice President of Marketing, Drilling Systems from February 1996 to July 1996. Prior thereto, Mr. Miller was President of Anadarko Drilling Company, a drilling contractor, from January 1995 to February 1996. From May 1980 to January 1995, Mr. Miller served in various capacities including Vice President/U.S. Operations of Helmerich & Payne International Drilling Co., a drilling contractor.

     Frederick W. Pheasey has served as Executive Vice President and director of National-Oilwell since September 1997. He was a co-founder of Dreco and served in various executive capacities with Dreco and its predecessors from 1972 to September 1997, most recently as its Chairman.

     Howard I. Bull has served as a Director of National-Oilwell since January 1996. Mr. Bull was President, Chief Executive Officer and a director of Dal-Tile International, Inc., a manufacturer and distributor of tile, from April 1994 until his retirement in June 1997. Prior thereto, Mr. Bull served at York International Corporation, a worldwide manufacturer and distributor of air conditioner and refrigeration equipment, as President of its Applied Systems Division and Air Conditioning Business Group. Mr. Bull also serves as a director of Marine Drilling Companies, Inc., an offshore drilling contractor. Mr. Bull has an interest in one of the funds managed by Inverness/Phoenix LLC, a principal stockholder of the Company.

     James C. Comis III has served as a Director of National-Oilwell since January 1996. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Comis has been engaged in sponsoring and investing in private equity transactions since 1990. Additionally, Mr. Comis has served as Managing Director of Inverness/Phoenix LLC since 1994. Inverness/Phoenix LLC is a principal stockholder of the Company.

     James T. Dresher has served as a Director of National-Oilwell since January 1996. Mr. Dresher was Chairman/Chief Executive Officer and principal owner of Unidata, Inc., a Denver-based software company, from December 1991 until February 1998 and has been Chairman and owner of Glenangus, a residential real estate development company, since 1972. Mr. Dresher serves as a director of Ardent Software, Inc., a data management company. Mr. Dresher has an interest in one of the funds managed by Inverness/Phoenix LLC, a principal stockholder of the Company.

     W. McComb Dunwoody has served as a Director of National-Oilwell and Chairman of its Executive Committee since January 1996. He is a Managing Director of Inverness Management LLC. Through Inverness Management LLC and its affiliates, Mr. Dunwoody has been engaged in sponsoring and investing in private equity transactions since 1981. Additionally, Mr. Dunwoody has served as President and Chief Executive Officer of Inverness/Phoenix LLC since 1994 and has been Chief Executive Officer of The Inverness Group Incorporated since 1981. Inverness/Phoenix LLC is a principal stockholder of the Company.

     William E. Macaulay has served as a Director of National-Oilwell since January 1996. He has been the President and Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, since 1983. First Reserve Corporation is a principal stockholder of the Company. Mr. Macaulay serves as a director of Weatherford International, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, TransMontaigne Oil Company, an oil products distribution and refining company, Cal Dive International, Inc., a provider of subsea services in the Gulf of Mexico, Range Resources Corporation, an oil and gas exploration company, and Entech Industries, Inc., a manufacturer of high-end valves used principally in sub-sea gathering systems. Mr. Macaulay formerly served as a director of Phoenix, which was acquired by the Company on June 2, 1998.


     Bruce M. Rothstein has served as a Director of National-Oilwell since May 1996. Mr. Rothstein is a Managing Director of First Reserve Corporation, which he joined in 1991. First Reserve Corporation is a principal stockholder of the Company. Mr. Rothstein serves as a director of Anker Coal Group, Inc., a producer and marketer of coal, and Entech Industries, Inc., a manufacturer of high-end valves used principally in sub-sea gathering systems.

                         DESCRIPTION OF EXCHANGE NOTES

     The Old Notes were issued under the Indenture, in a transaction not subject to the registration requirements of the Securities Act. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is subject, and is qualified in its entirety by reference, to all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms used below. The Indenture provides for the issuance thereunder of the Exchange Notes. If the Exchange Offer is completed but some Old Notes are not exchanged for Exchange Notes, such Old Notes and the Exchange Notes will constitute a single series for all purposes of the Indenture. References in this summary to the Notes include the Old Notes and the Exchange Notes unless the context otherwise requires. Copies of the forms of the Indenture and the Registration Rights Agreement are available as set forth under "Available Information."

GENERAL

     The Notes are in the aggregate principal amount of $150,000,000 and will mature on July 1, 2005. The Notes bear interest at the rate per annum of 6 7/8%, payable semiannually on January 1 and July 1 of each year, commencing January 1, 1999, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding December 15 or June 15, as the case may be. The Notes are subject to redemption prior to maturity as described under "-- Redemption."

     The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the Company's ability to incur additional indebtedness.

     The Company is a holding company, conducting essentially all of its business through subsidiaries, and the Indenture does not restrict the incurrence of debt by such subsidiaries. The Notes are effectively subordinated to all obligations of such subsidiaries. Consequently, the rights of the Company to receive assets of any subsidiary (and thus the ability of holders of Notes to benefit indirectly from such assets) are subject to the prior claims of creditors of that subsidiary.

REDEMPTION

     The Notes are redeemable, at the option of the Company, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a price (the "Redemption Price") equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption
Date) plus a Make-Whole Premium, if any. In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of the sum of the present values, calculated as of the Redemption Date, of: (i) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); plus (ii) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed; over the principal amount of the Note (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 20 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Merrill Lynch & Co. or if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields as calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts equal to whole multiples of $1,000.

CERTAIN DEFINITIONS

     The following definitions are applicable to the discussion of the
Indenture:

     "Consolidated Net Tangible Assets" means the aggregate amount of assets included on a consolidated balance sheet of the Company, less applicable reserves and other properly deductible items and after deducting therefrom (a) all current liabilities (other than liabilities that, by their terms, are extendable or renewable at the option of the obligor to a date that is 12 months or more after the date on which such current liabilities are determined) and (b) all goodwill, trade names, trademarks, patents, copyrights, unamortized debt discount and expense and other like intangibles, all in accordance with generally accepted accounting principles consistently applied.

     "Lien" means, with respect to any property or asset, any mortgage, pledge, lien, encumbrance, charge or security interest of any kind in respect of such property or asset, whether or not filed, recorded or otherwise perfected under applicable law, but excluding agreements to refrain from granting Liens.

     "Permitted Liens" means (a) certain purchase money Liens, (b) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, (c) Liens existing on property at the time of acquisition by the Company or a Restricted Subsidiary, (d) Liens on the property or on the outstanding shares or indebtedness of any Person at the time it becomes a Restricted Subsidiary, (e) Liens on property of a Person existing at the time such Person is merged or consolidated with the Company or a Restricted Subsidiary, (f) Liens in favor of governmental bodies to secure certain progress or advance payments, (g) Liens existing on property owned by the Company or any of its Subsidiaries on the date of the Indenture or provided for pursuant to agreements existing on the date of the Indenture, (h) Liens created pursuant to the creation of trusts or other arrangements funded solely with cash or securities of the type customarily subject to such arrangements in customary financial practice with respect to long-term or medium-term indebtedness for borrowed money, the sole purpose of which is to make provision for the retirement or defeasance, without prepayment of indebtedness or (i) any extensions, renewals or replacements in whole or in part of a Lien enumerated in clauses (a) through (h) above.

     "Person" means (a) any form of business entity, association, grouping, trust or other form now or hereafter permitted by the laws of any state of the United States of America or any foreign government or utilized by businesses in the conduct of their activities and (b) a natural person, as the context may require.

     "Principal Property" means any real property, manufacturing plant, office building, warehouse or other physical facility, or any other like depreciable asset of the Company or of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired that in the opinion of the Board of Directors of the Company is of material importance to the total business conducted by the Company and its Restricted Subsidiaries, as a whole; provided, however, that any such property shall not be deemed a Principal Property if such property does not have a fair value in excess of 5% of the total assets included on a consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with generally accepted accounting principles consistently applied.

     "Restricted Subsidiary" means (a) any currently existing Subsidiary whose principal assets and business are located in the United States or Canada and (b) any Subsidiary that is designated by the Company to be a Restricted Subsidiary.

     "Sale and Leaseback Transaction" means the sale or transfer by the Company or a Restricted Subsidiary of any Principal Property owned by it with the intention of taking back a lease on such property.

     "Secured Debt" means indebtedness for money borrowed by the Company or a Restricted Subsidiary, and any other indebtedness of the Company or a Restricted Subsidiary, on which interest is paid or payable (other than indebtedness owed by a Restricted Subsidiary to the Company, by a Restricted Subsidiary to another Restricted Subsidiary or by the Company to a Restricted Subsidiary), that in any such case is secured by (a) any Lien on any Principal Property of the Company or a Restricted Subsidiary or (b) a Lien on any shares of stock or indebtedness of a Restricted Subsidiary that owns a Principal Property. The amount of Secured Debt at any time outstanding shall be the amount then owing thereon by the Company or a Restricted Subsidiary.

     "Subsidiary" means, with respect to any Person, (a) any corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own voting securities entitling any one or more of the Company and its Subsidiaries to elect a majority of the directors, either at all times, or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors, (b) any partnership of which the Company, or the Company and one or more of its Subsidiaries, or any one or more Subsidiaries, is at the date of determination, a general or limited partner of such partnership, but only if the Company and its Subsidiaries are entitled to receive more than 50% of the assets of such partnership upon dissolution or more than 50% of the profits of such partnership, or (c) any other Person (other than a corporation or partnership) in which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

LIMITATION ON LIENS

     The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, create, incur, issue, assume or guarantee any Secured Debt without making effective provision whereby the Notes and any other indebtedness of or guaranteed by the Company or any such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by such Lien equally and ratably with any and all other obligations and indebtedness thereby secured, so long as any such other obligations and indebtedness shall be so secured; provided, that if any such Lien securing such Secured Debt ceases to exist, such equal and ratable security for the benefit of the holders of Notes shall automatically cease to exist without any further action; provided, further, that if such Secured Debt is expressly subordinated to the Notes, the Lien securing such subordinated Secured Debt shall be subordinate and junior to the Lien securing the Notes with the same relative priority as such Secured Debt shall have with respect to the Notes. The foregoing provisions do not apply to Secured Debt that is secured by Permitted Liens.

     Notwithstanding the foregoing restrictions, the Company and its Restricted Subsidiaries may, without equally and ratably securing the Notes, create, incur, issue, assume or guarantee Secured Debt not otherwise permitted or excepted if the sum of (a) the amount of such Secured Debt plus (b) the aggregate value of Sale and Leaseback Transactions (subject to certain exceptions described below), does not exceed 10% of Consolidated Net Tangible Assets (as shown in the quarterly consolidated balance sheet of the Company most recently published prior to the date of such creation, incurrence, issuance, assumption or guarantee).

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, engage in a Sale and Leaseback Transaction, unless:
(a) such Sale and Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations, on such Principal Property, whichever is later, (b) the Sale and Leaseback Transaction involves a lease for a period, including renewals, of not more than three years, (c) the Company or such Restricted Subsidiary would be entitled to incur Secured Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale and Leaseback Transaction without equally and ratably securing the Notes pursuant to the above covenant entitled "Limitation on Liens," or (d) the Company or such Restricted Subsidiary, within a one-year period after such Sale and Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale and Leaseback Transaction to (i) the redemption of Notes or the prepayment, repayment, reduction or retirement of any indebtedness of the Company or any of its Subsidiaries that ranks pari passu with the Notes or (ii) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Company or any Restricted Subsidiary.

     Notwithstanding the foregoing, under the Indenture, the Company may, and may permit each of its Restricted Subsidiaries to, effect any Sale and Leaseback Transaction that is not excepted by clauses (a) through (d) (inclusive) of the above paragraph, provided that, after giving effect thereto and the application of proceeds, if any, received by the Company or any Restricted Subsidiary as a result thereof, the net sale proceeds from such Sale and Leaseback Transaction, together with the aggregate principal amount of all Secured Debt then outstanding (other than the Notes) secured by Liens upon Principal Property that are not Permitted Liens would not exceed 10% of the Consolidated Net Tangible Assets (as shown in the quarterly consolidated balance sheet of the Company most recently published prior to the date such Sale and Leaseback Transaction is effected).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may (a) consolidate with or merge into, or (b) sell, convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to, any Person, provided that
(i) in the case of any such consolidation or merger, the Company is the continuing entity or, if the Company is not the continuing entity, the continuing entity is a Person organized and validly existing under the laws of the United States, any political subdivision thereof or any State thereof and assumes by supplemental indenture all of the Company's obligations on the Notes and under the Indenture, and (ii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall exist. Upon a disposition of assets described in clause (b) of the preceding sentence, the Company will be released from any further liability under the Notes and the Indenture.

EVENTS OF DEFAULT

     Each of the following constitutes an Event of Default under the Indenture with respect to the Notes: (a) failure to pay principal of or any premium on the Notes when due; (b) failure to pay any interest on the Notes when due, and the continuance of such default for 30 days; (c) failure to perform or observe any other covenant of the Company in the Notes or Indenture, and the continuance of such default for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Notes, as provided in the Indenture; (d) indebtedness of the Company or any Subsidiary is not paid when due within the applicable grace period, if any, or is accelerated by the holders thereof and, in either case, the principal amount of such unpaid or accelerated indebtedness exceeds $20 million; and (e) certain events in bankruptcy, insolvency or reorganization of the Company.

     If an Event of Default (other than an Event of Default described in clause
(e) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes by notice to the Company as provided in the Indenture may declare the principal amount of all Notes to be due and payable immediately. If an Event of Default described in clause (e) above shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any acceleration, but before a judgment or decree for the payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Notes, by written notice to the Trustee, may rescind and annul such acceleration and its consequences if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver."

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders of the Notes shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Notes has the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     No Holder of any Note has any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default, (b) the Holders of at least 25% in aggregate principal amount of the Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding in respect to such Event of Default as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to any proceeding which is instituted by a Holder of a Note for the enforcement of payment of the principal of, any premium or interest on such Note on or after the applicable due date specified in such Note.


     The Company is required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. If a Default or Event of Default occurs and is continuing and if it is actually known to a responsible officer of the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal, interest or premium, if any, on any Note, the Trustee may withhold the notice if and so long as the committee of its responsible officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Note, (b) reduce the principal amount of, or any interest on, any such Note, (c) reduce the amount of principal of any such Note payable upon acceleration of the Stated Maturity thereof, (d) change the place or currency of payment of principal of, or interest on, any such Note, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any such Note, (f) reduce the percentage in principal amount of such Note, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of such Note necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify such provisions with respect to modification and waiver, (i) waive, reduce or modify a Make-Whole Premium with respect to any Note called for redemption or (j) make changes to the amendment and waiver provisions or to the provisions relating to waivers of past defaults or institution of proceedings for payment of principal, any premium or interest.

     The Holders of a majority in principal amount of the Notes may waive compliance by the Company with certain restrictive provisions of the Indenture or waive any past default under the Indenture, except a continuing default in the payment of principal of, any premium or interest on such Notes and covenants and provisions of the Indenture that under the proviso in the preceding paragraph cannot be amended without the consent of the Holder of each Note affected thereby.

     Except in certain limited circumstances, the Company is entitled to set any day as a record date for the purpose of determining the Holders of Notes entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee also is entitled to set a record date for action by Holders of Notes. If a record date is set for any action to be taken by Holders of the Notes, such action may be taken only by persons who are Holders of the Notes on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of the Notes within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it sets the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

SATISFACTION AND DISCHARGE; DEFEASANCE

     Satisfaction and Discharge. The Indenture provides that the Company may satisfy and discharge certain obligations to Holders of Notes which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year by
(a) depositing or causing to be deposited with the Trustee funds or U.S. Government Obligations in an amount sufficient to pay the principal and any premium and interest to the date of such deposit (in case of the Notes which have become due and payable) or to the Stated Maturity, as the case may be, (b) paying or causing to be paid all other sums payable under the Indenture with respect to such Notes and (c) delivering to the Trustee an Officer's Certificate relating to such satisfaction and discharge.

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its indebtedness and obligations with respect to the Notes (except for certain obligations to exchange or register the transfer of the Notes, to replace stolen, lost or mutilated outstanding Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of the Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, any premium and interest on the Notes at Stated Maturity in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

     Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants, including the covenants described under "Limitation on Liens," "Limitation on Sale and Leaseback Transactions" and "Consolidation, Merger and Sale of Assets," in which event certain Events of Default, which are described above in clause (c) (with respect to such respective covenants) under "Events of Default," will no longer constitute Events of Default. The Company, in order to exercise such option to defease such covenants, will be required to deposit, in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, any premium and interest on the Notes at Maturity in accordance with the terms of the Indenture and the Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

     If subsequent to the completion of a defeasance of certain covenants as described in the immediately preceding paragraph, the Notes are declared due and payable because of the occurrence of any remaining Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at Maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

CONCERNING THE TRUSTEE

     The Bank of New York, the Trustee under the Indenture, makes loans to the Company in the normal course of business and is a lender under the Company's Senior Credit Facility.

BOOK-ENTRY DELIVERY AND FORM

     The Exchange Notes initially are expected to be represented by one or more permanent global certificates in definitive, fully registered form (previously defined as the "Global Exchange Notes"). The Global Exchange Notes will be deposited with, or on behalf of DTC and registered in the name of DTC or a nominee of DTC. EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS, OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     A Global Note is exchangeable for definitive Notes in registered certificated form if (i) the Depositary (A) notifies the Company that it is unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause issuance of the Notes in certificated form. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days prior written notice given to the Trustee by or on behalf of the Depositary in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures) and will bear the appropriate restrictive legend described under "Notice to Investors" unless the Company determines otherwise in compliance with applicable law.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

     In addition, transfer of beneficial interests in the Global Notes are subject to the applicable rules and procedures of the Depositary and its direct or indirect participants, which may change from time to time. The Notes may be presented for registration of transfer and exchange at the offices of the Trustee.

DEPOSITARY PROCEDURES

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depositary are recorded on the records of the Participants and Indirect Participants.

     The Depositary has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the Global Notes may hold their interests therein directly through the Depositary, if they are Participants in such system, or indirectly through organizations that are Participants in such system. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because the Depositary can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see "-- Exchange of Book-Entry Notes for Certificated Notes."

     Payments in respect of the principal, premium, if any, and interest on a Global Note registered in the name of the Depositary or its nominee will be payable by the Trustee to the Depositary or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depositary's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of the Depositary's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or
(ii) any other matter relating to the actions and practices of the Depositary or any of its Participants or Indirect Participants.

     The Depositary has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of the Depositary. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depositary, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depositary or its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Depositary or its nominee as the registered owner of the Notes for all purposes.

     Interests in the Global Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of the Depositary and its Participants.

     Transfers between Participants in the Depositary will be effective in accordance with the Depositary's procedures, and will be settled in same-day funds.

     The Depositary has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account the Depositary interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, the Depositary reserves the right to exchange Global Notes for Notes in certificated form, and to distribute such Notes to its Participants.

     Although the Depositary has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in the Depositary, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchasers or the Trustee will have any responsibility for the performance by the Depositary or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing its operations.

     Same Day Settlement and Payment. The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to certificated Notes, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the certificated Notes will also be settled in immediately available funds.

     The information in this section concerning the Depositary and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                          TO HOLDERS OF EXCHANGE NOTES

     This summary of certain U.S. federal income tax considerations addresses tax considerations applicable to a holder of Exchange Notes that is a citizen or resident of the United States or a U.S. domestic corporation or partnership or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of the Exchange Notes (a "U.S. Holder"). The summary deals only with U.S. Holders that will hold Exchange Notes as capital assets but does not address tax considerations applicable to (i) U.S. Holders that may be subject to special tax rules, such as U.S. tax-exempt entities, banks, insurance companies, or dealers in securities or currencies, (ii) U.S. Holders that will hold Exchange Notes as a position in a "straddle" for tax purposes, and (iii) U.S. Holders that have a "functional currency" other than the U.S. Dollar. In addition, the discussion does not address special rules that could in certain circumstances apply to a U.S. Holder that owns directly or by attribution 10 percent or more of the total combined voting power of all classes of stock entitled to vote of the Company.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date of this Offering Memorandum, as well as regulations promulgated thereunder and existing administrative interpretations and court decisions.

     PERSONS WHO WOULD BE CONSIDERED TO BE U.S. HOLDERS AND THAT ARE CONSIDERING THE ACQUISITION OF EXCHANGE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER JURISDICTION.

EXCHANGE OF OLD NOTES FOR EXCHANGE NOTES

     The exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer will not be a taxable event, and holders of Old Notes will not recognize any gain or loss for federal income tax purposes. Holders of Old Notes who acquire Exchange Notes pursuant to the Exchange Offer will have the same tax basis in the Exchange Notes as they had in the Old Notes.

INCOME ON NOTES

     The Exchange Notes will be treated as newly originated debt instruments for federal income tax purposes and will not be issued with original issue discount. Interest earned on the Exchange Notes will be taxed as ordinary income and holders of the Exchange Notes will account for the interest income under the proper method of accounting employed by such holder.

SALE, EXCHANGE OR MATURATION OF EXCHANGE NOTES

     Upon the sale, exchange, retirement or other disposition of an Exchange Note, including the receipt of the face amount of an Exchange Note at maturity, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder's adjusted tax basis in such Exchange Note. The adjusted tax basis of an Exchange Note for a U.S. Holder that purchased an Old Note generally will equal the issue price of the Old Note.

     Except as discussed under "Market Discount" below, gain or loss recognized by a U.S. Holder on the sale, exchange, retirement or other disposition of an Exchange Note generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than eighteen months at the time of disposition. The ability of U.S. Holders to offset capital losses against ordinary income is limited.

BACKUP WITHHOLDING

     A U.S. Holder of an Exchange Note may be subject to backup withholding at the rate of 31% with respect to interest paid on an Exchange Note and gross proceeds upon sale or retirement of an Exchange Note unless such holder (a) is a corporation or other exempt recipient and, when required, demonstrates this fact or (b) provides, when required, a correct taxpayer identification number, certifies under the penalty of perjury that the holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Furthermore, a holder of an Exchange Note that does not provide the holder's correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Backup withholding will be made when cash payments are made with respect to the Exchange Note. Backup withholding is not an additional tax; any amounts so withheld will be allowed as a refund or credit against the holder's federal income tax liability provided that the required information is furnished to the IRS.

TREATMENT OF SUBSEQUENT PURCHASERS OF NOTES

     Premium. A U.S. Holder of an Exchange Note that purchases the Exchange Note at a cost greater than its remaining redemption amount will be considered to have purchased the Exchange Note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant yield method, over the remaining term of the Exchange Note. Such election, once made, generally applies to all Exchange Notes held or subsequently acquired by the U.S. Holder on or after the first taxable year to which the election applies and may not be revoked without the permission of the IRS. A U.S. Holder that elects to amortize such premium must reduce its tax basis in an Exchange Note by the amount of the premium amortized during its holding period. With respect to a U.S. Holder that does not elect to amortize the bond premium, the amount of bond premium will be included in the holder's tax basis when the Exchange Note matures or is disposed of by the U.S. Holder.

     Market Discount. If a subsequent U.S. Holder of an Exchange Note purchases the Exchange Note at a price that is lower than its adjusted issue price, by
 .025% or more of its adjusted issue price multiplied by the number of remaining whole years to maturity, the Exchange Note will be considered to bear "market discount" (in an amount equal to the difference between such purchase price and such adjusted issue price) in the hands of such subsequent U.S. Holder. In such case, gain realized by the subsequent U.S. Holder on the sale or retirement of the Exchange Note will be treated as ordinary interest income to the extent of the market discount that accrued on the Exchange Note while held by such subsequent U.S. Holder. In addition, the subsequent U.S. Holder could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or continued to purchase or carry the Exchange Note. Also if a subsequent U.S. Holder makes a gift of an Exchange Note, accrued market discount, if any will be recognized as if such Holder had sold such Exchange Note for a price equal to its fair market value. In general terms, market discount on an Exchange Note will be treated as accruing ratably over the term of such Exchange Note, or, at the election of the U.S. Holder, under a constant yield method.

     Alternatively, a U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rule regarding deferral of interest deductions will not apply. Such election, once made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and may not be revoked without the consent of the IRS.

                              PLAN OF DISTRIBUTION

     Based on interpretation of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act,
(i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above referenced no-action letters, (ii) will not be able to tender the Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes, unless such sale or transfer is made pursuant to an exemption from such requirements. The Company does not intend to seek its own no-action letter, and there is no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Notes as it has in such no action letter to third parties.

     Each holder of the Notes who wishes to exchange the Notes for the Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of Company nor a broker-dealer tendering Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it shall be acquired in the ordinary course of its business, and (iii) at the time of commencement of the Exchange Offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any Participating Broker-Dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange

Notes (other than a resale of an unsold allotment from the original sale of the Notes) with this prospectus. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this prospectus in connection with the resale of Exchange Notes received in exchange for Notes acquired by such Participating Broker-Dealers for their own account as a result of market-making or other trading activities.

     The Company will not receive any proceeds from any sales of Exchange Notes by broker-dealers. Any resales of Exchange Notes by broker-dealers may be made directly to a purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on such resales of Exchange Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must agree that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify Holders (including broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     By its acceptance of the Exchange Offer, any broker-dealer that receives Exchange Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading or which may impose upon the Company disclosure obligations that may have a material adverse effect on the Company (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has notified such broker-dealer that delivery of the Prospectus may resume and has furnished copies of any amendment or supplement to the Prospectus to such broker-dealer.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Exchange Notes offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of National-Oilwell at December 31, 1997 and for each of the two years then ended, appearing in National-Oilwell's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated by reference elsewhere herein, which, for the year ended December 31, 1996, is based in part on the report of Coopers & Lybrand, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of National-Oilwell at August 31, 1995 and for the year then ended and for the three months ended November 30, 1995, appearing in National-Oilwell's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereon and incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Dreco Energy Services Ltd. at November 30, 1996 and for the year then ended, appearing in National-Oilwell's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereon and incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

     All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

                         By Hand or Overnight Delivery:
                              The Bank of New York
                               101 Barclay Street
                        Corporate Trust Services Window
                                  Ground Level

                            Attn: Carolle Montreuil

                             Reorganization Section

                                 By Facsimile:
                        (for Eligible Institutions only)
                                 (212) 815-6339

                         To confirm by telephone or for
                               information call:
                                 (212) 815-3738

                        By Registered or Certified Mail:
                              The Bank of New York
                             101 Barclay Street, 7E
                            New York, New York 10286

                            Attn: Carolle Montreuil

                             Reorganization Section

     (Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail.)

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL NOR BOTH TOGETHER CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE LETTER OF TRANSMITTAL OR BOTH TOGETHER NOR ANY EXCHANGE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                         6 7/8% SENIOR NOTES DUE 2005,
                                    SERIES B
                        ($150,000,000 PRINCIPAL AMOUNT)
                        FOR 6 7/8% SENIOR NOTES DUE 2005

                                       OF

                             NATIONAL-OILWELL, INC.
                             ---------------------
                                   PROSPECTUS
                             ---------------------


                                December  , 1998


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes, inter alia, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote or a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers National-Oilwell to purchase and maintain insurance on behalf of any person who is or was an officer or director of National-Oilwell against liability asserted against or incurred by him in any such capacity, whether or not National-Oilwell would have the power to indemnify such officer or director against such liability under the provisions of Section
145. National-Oilwell maintains a directors' and officers' liability policy for such purposes.

     Article Sixth, Part II, Section 1 of National-Oilwell's Amended and Restated Certificate of Incorporation and Article VI of National-Oilwell's Bylaws each provide that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           4.1           -- Indenture dated as of June 26, 1998 between the Company and The Bank of New York, as trustee, including the form
                            of Exchange Note*
           4.2           -- Registration Rights Agreement dated as of June 26, 1998 among the Company and Merrill Lynch & Co., Chase
                            Securities Inc. and Morgan Stanley & Co. Incorporated*
           5             -- Opinion of Morgan, Lewis & Bockius LLP regarding validity of Exchange Notes
          12             -- Statement regarding computation of earnings to fixed
                            charges ratio
          23.1           -- Consent of Ernst & Young LLP
          23.2           -- Consent of Coopers & Lybrand
          23.3           -- Consent of Morgan, Lewis & Bockius LLP (included in
                            Exhibit 5)
          24.1           -- Powers of Attorney (included on signature pages hereof)*
          25             -- Statement of Eligibility of Trustee*


---------------

* Filed previously.

     All schedules are omitted because they are not applicable or the required information has been provided in the consolidated financial statements or the notes thereto.

     (c) Not applicable.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b) or 11 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a material transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.



     The undersigned registrant hereby undertakes:



          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements on the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas on December 8, 1998.


                                            NATIONAL-OILWELL, INC.

                                            By:    /s/ STEVEN W. KRABLIN

                                              ----------------------------------
                                                      Steven W. Krablin
                                              Vice President and Chief Financial
                                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                     CAPACITY                      DATE
                      ---------                                     --------                      ----

                          *                            Chairman of the Board of Directors   December 8, 1998
-----------------------------------------------------    (Principal Executive Officer)
                    Joel V. Staff

                /s/ STEVEN W. KRABLIN                  Vice President and Chief Financial   December 8, 1998
-----------------------------------------------------    Officer (Principal Financial
                  Steven W. Krablin                      Officer and Principal Accounting
                                                         Officer)

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                   Howard I. Bull

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                 James C. Comis III

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                  James T. Dresher

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                 W. McComb Dunwoody

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                 William E. Macaulay

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                Frederick W. Pheasey

                          *                            Director                             December 8, 1998
-----------------------------------------------------
                 Bruce M. Rothstein

           * By: /s/ RICHARD L. LIONBERGER
   ----------------------------------------------
                  Attorney-in-Fact

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                   DESCRIPTION
        -------                                   -----------
           4.1            -- Indenture dated as of June 26, 1998 between the Company and The Bank of New York, as trustee, including the form
                             of Exchange Note*
           4.2            -- Registration Rights Agreement dated as of June 26, 1998 among the Company and Merrill Lynch & Co., Chase
                             Securities Inc. and Morgan Stanley & Co. Incorporated*
           5              -- Opinion of Morgan, Lewis & Bockius LLP regarding validity of Exchange Notes
          12              -- Statement regarding computation of earnings to fixed
                             charges ratio
          23.1            -- Consent of Ernst & Young LLP
          23.2            -- Consent of Coopers & Lybrand
          23.3            -- Consent of Morgan, Lewis & Bockius LLP (included in
                             Exhibit 5)
          24.1            -- Powers of Attorney (included on signature pages hereof)*
          25              -- Statement of Eligibility of Trustee*

---------------
* Filed previously.